Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the 2013 Equity Incentive Plan, the 2021 Equity Incentive Plan and the 2021 Employee Stock Purchase Plan of Talis Biomedical Corporation of our report dated October 15, 2020 (except for paragraphs five through six of Note 1, the fourth paragraph of Note 2 and paragraphs six through eight, and twelve through eighteen of Note 15, as to which the date is February 8, 2021), with respect to the financial statements of Talis Biomedical Corporation included in Amendment No. 2 to the Registration Statement (Form S-1 No. 333-252360) filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Redwood City, California

February 17, 2021